Exhibit 99.1

February 14, 2018

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut

RE: Turquoise Hill Resources Ltd.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 8, 2018

Record date for notice:	March 12, 2018

Record date for voting:	March 12, 2018

Beneficial ownership determination date:	March 12, 2018

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non-objecting beneficial owners:	Yes

Issuer will pay for objecting beneficial owner material distribution:	No

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Sincerely,

Maria Khan

Associate Manager, Trust Central Services